Exhibit (a)(iv)

September 14, 2011

Board of Directors

Teléfonos de México, S.A.B. de C.V.

Parque Vía 190

Colonia Cuauhtémoc

06599 Mexico, D.F., Mexico

Members of the Board:

We understand that América Móvil, S.A.B. de C.V. (“Buyer” or “AMX”) announced, through a market communication dated August 1, 2011 (the “AMX Market Communication”), that its board of directors had approved a cash tender offer for all outstanding shares of capital stock of all classes of Teléfonos de México, S.A.B. de C.V. (“Company” or “TMX”), consisting of Series A shares with no par value and full voting rights (“A Shares”), Series AA shares with no par value and full voting rights (“AA Shares”) and Series L shares with no par value and limited voting rights (“L Shares”, and together with the A Shares and the AA Shares, the “TMX Shares”) including the A Share American Depositary Shares, each representing the right to receive 20 A Shares (“A Share ADSs”), and the L Share American Depositary Shares, each representing the right to receive 20 L Shares (“L Share ADSs”, and together with the A Share ADSs, the “TMX ADSs” and together with the TMX Shares, the “TMX Securities”), that are not already owned, directly or indirectly, by AMX (as currently proposed, the “Tender Offer”), and that TMX announced, through a market communication dated August 8, 2011 (the “TMX Market Communication”) that its board of directors, in accordance with TMX’s by-laws, had authorized AMX to commence the Tender Offer. In connection with the proposed Tender Offer, AMX has filed a tender offer circular on a confidential basis with the Mexican Comisión Nacional Bancaria y de Valores on August 30, 2011 (the “Preliminary Mexican Tender Offer Document”). As described in the AMX Market Communication, the TMX Market Communication and the Preliminary Mexican Tender Offer Document, pursuant to the Tender Offer, each outstanding TMX Share, other than the TMX Shares held, directly or indirectly, by AMX, will be purchased for $10.50 Mexican pesos, payable in cash (the “Tender Offer Price”), and consequently each TMX ADS will be purchased for the equivalent Mexican peso amount according to the number of TMX Shares each TMX ADS represents. As further described in the AMX Market Communication, in connection with the Tender Offer, AMX will file with the U.S. Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO.

You have asked for our opinion as to whether the consideration to be received by the holders of the TMX Securities (other than AMX, AT&T Inc. or any of their respective affiliates) pursuant to the Tender Offer, as described in the AMX Market Communication, the TMX Market Communication and the Preliminary Mexican Tender Offer Document is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

3)	Reviewed certain publicly available research analysts’ financial forecasts relating to TMX as adjusted and extrapolated per the guidance of the management of TMX (the “Publicly Available Adjusted Projections”);

4)	Discussed certain items of TMX’s 2011 budget (the “2011 Budget Items”), with senior executives of TMX;

5)	Reviewed public information regarding the telecommunications regulatory environment in Mexico and discussed the current environment and potential regulatory changes which could affect the Company with senior executives of the Company;

6)	Reviewed the reported prices and trading activity for the Company’s L Shares, A Shares, L Share ADSs and A Share ADSs;

7)	Compared the financial performance of the Company and the prices and trading activity of the Company’s L Shares with that of certain other publicly-traded companies and their securities that we deemed relevant;

8)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

9)	Participated in discussions with representatives of the Company and its legal advisors;

10)	Reviewed the AMX Market Communication, the TMX Market Communication and the Preliminary Mexican Tender Offer Document; and

11)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the 2011 Budget Items, we have assumed that they have been reasonably prepared on bases reflecting the best estimates available at the time of preparation of the budget and judgments of the management of the Company of the financial performance of the Company. As you are aware, we have not been provided with, and we did not have access to, financial projections relating to TMX prepared by the management of TMX. For purposes of our financial analyses that require financial projections for the Company, including our discounted cash flow analysis, we relied, at the direction of the Company, upon the Publicly Available Adjusted Projections, and have been advised by the Company and have assumed with the consent of the Company that such Publicly Available Adjusted Projections are consistent with the best currently available estimates and judgments of the management of the Company with respect to the future financial performance of the Company. We express no view or opinion as to the Publicly Available Adjusted Projections or the assumptions on which they are based. We have assumed for the purposes of this opinion that there will be no changes to the regulatory environment under which the Company currently operates, and that the Company will not in the future receive permits and approvals to provide services that it is not currently permitted to provide.

For the purposes of this opinion we have assumed that the A Shares, the AA Shares and L Shares that are subject to the Tender Offer are of equivalent value. In addition, we have assumed that the Tender Offer will be consummated in accordance with the terms set forth in the AMX Market Communication, the TMX Market Communication and the Preliminary Mexican Tender Offer Document without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on TMX or the proposed Tender Offer.

We have been retained to provide only a financial opinion letter in connection with the Tender Offer. As a result, we have not been involved in structuring, planning or negotiating the Tender Offer or the Tender Offer Price. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with the Buyer with respect to the possible acquisition of the outstanding shares of the Company not already owned by AMX or the Company’s constituent businesses. Our opinion does not address the underlying business decision of the Company to authorize AMX to commence the Tender Offer or the relative merits of the Tender Offer as compared to any other strategic alternatives or whether such alternatives are available.

We note that the consideration to be received by the holders of TMX Securities pursuant to the Tender Offer will be in Mexican pesos. We do not express any view or opinion on the amount that may be received by a holder of TMX ADSs in U.S. dollars. Our opinion is with respect to the Tender Offer Price only. We express no view or opinion on any other term or aspect of the Tender Offer. Morgan Stanley also expresses no opinion as to the relative fairness of any portion of the consideration to holders of any series of common or preferred stock of the Company.

We have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of TMX Securities in the Tender Offer. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We will receive a fee for our services upon rendering of this financial opinion to the Board of Directors of the Company. In the two years prior to the date hereof, we and our affiliates have provided financing services to, and have received compensation from, AMX, and we may seek in the future to provide financial advisory and financing services to, and would expect to receive compensation for the rendering of these services from, AMX and TMX.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in the Tender Offer, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be disclosed, referred to publicly or to any third person or used for any other purpose without our prior written consent, except that a copy of this opinion, or a Spanish translation thereof, may be included in its entirety in any filing the Company is required to make with the Mexican Comisión Nacional Bancaria y de Valores or the SEC or in any public announcement in connection with the proposed Tender Offer if such inclusion is required by applicable law, provided that any description of or reference to Morgan Stanley or this opinion in such filing or public announcement is reasonably acceptable to Morgan Stanley. Please note that if this opinion is required to be translated from English to another language (including Spanish) in connection with the aforementioned filings or public announcements, and if there are any discrepancies between this English version and the translated version, the English version will prevail. In addition, this opinion does not constitute a recommendation to any holder of the TMX Securities to participate in the proposed Tender Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of the TMX Securities (other than AMX, AT&T Inc. or any of their respective affiliates) pursuant to the Tender Offer, as described in the AMX Market Communication, the TMX Market Communication and the Preliminary Mexican Tender Offer Document, is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:
James D. Allen Managing Director

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